THUNDER
ENERGY
TRUST

400, 3[illegible] - 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

SEC MAIL PROCESSING
RECEIVED
MAY - 1 2007
WASH. D.C. 186 SECTION

April 24, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

07023199

SUPPL

Dear Sir or Madam:

**Re: Rule 12g3-2(b) Submission**
**Commission File No. 82-34957**

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated April 24, 2007.

Yours truly

Sheila Hearnden
Executive Assistant

PROCESSED
MAY 07 2007
THOMSON
FINANCIAL

PROCESSED
MAY 07 2007
THOMSON
FINANCIAL

dw 5/4

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

# Thunder Announces Plan of Arrangement

Calgary, Alberta. April 24, 2007 - Thunder Energy Trust (TSX: THY.UN) is pleased to announce that it has entered into an agreement (the "Arrangement Agreement") with Overlord Financial Inc. ("Overlord"), Public Sector Pension Investment Board ("PSPIB"), Infra-PSP Canada Inc. ("Infra-PSP") and 1316629 Alberta Ltd. ("AcquireCo") providing for a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement").

**The Arrangement**

Pursuant to the Arrangement, Overlord, Infra-PSP and AcquireCo have agreed to acquire all of the issued and outstanding trust units of Thunder (the "Units") for a cash price of $4.00 per Unit, all of the issued and outstanding exchangeable shares (the "Exchangeable Shares") of Thunder Energy Inc. ("TEI") for a cash price equal to $4.00 per each Unit into which the Exchangeable Shares are exchangeable at the effective date of the Arrangement and all of the issued and outstanding 7.25% convertible debentures of Thunder (the "Debentures") for a cash price of $1,010 per $1,000 of principal amount of Debentures. The Arrangement Agreement provides for the maintenance by Thunder of its monthly distributions of $0.09 per Unit payable in each of the months of May and June 2007.

The Arrangement must be approved by a vote of the holders of the Units and the Exchangeable Shares, voting together as a single class. The Arrangement Agreement provides that it is a condition to completion of the Arrangement in favour of Overlord, Infra-PSP and AcquireCo that the participation by the holders of the Debentures in the Arrangement be approved by a vote of the holders of the Debentures, voting pursuant to the terms of the indenture governing the terms of the Debentures. Thunder intends to schedule a meeting of the holders of Units, Exchangeable Shares and Debentures for June 22, 2007 to obtain the required approvals. Thunder intends to mail an information circular concerning the Arrangement and the meeting to the holders of Units, Exchangeable Shares and Debentures by no later than May 29, 2007. The annual general meeting of Thunder scheduled for May 22, 2007 will be cancelled and those matters will be considered at the meeting held to approve the Arrangement.

The Arrangement is subject to the approval of the Court of Queen's Bench of Alberta and all applicable regulatory authorities. Completion of the Arrangement is subject to a number of conditions set out in the Arrangement Agreement, including that all of the directors and officers of TEI, the administrator of Thunder, enter into agreements with AcquireCo to vote their Units, Exchangeable Shares and Debentures in favour of the Arrangement. Each of the directors and officers of TEI has indicated that they intend to vote in favour of the Arrangement.

Under the Arrangement Agreement, Thunder has agreed that it will not solicit or initiate any discussions concerning the sale of material assets or any other business combination. The Arrangement Agreement also provides that Thunder shall pay a non-completion of $10 million to AcquireCo on behalf of Overlord, Infra-PSP and AcquireCo if the Arrangement is not completed in certain circumstances. The Arrangement Agreement will be filed Thunder on SEDAR and will be available for viewing under Thunder's profile on www.sedar.com.

If all necessary approvals are obtained and the conditions contained in the Arrangement Agreement are met, Thunder anticipates that the Arrangement will become effective on or about June 25, 2007.

**Background to the Arrangement**

On March 6, 2007, Thunder announced that the Board of Directors of TEI had determined that it would be in the best interests of the Trust and its stakeholders to commence a formal process to examine the strategic alternatives available to maximize securityholder value. Following that announcement, the Board of Directors, in conjunction with Thunder's financial advisors, BMO Capital Markets and Canaccord Capital Corporation, commenced a formal process to solicit proposals from parties interested in pursuing a transaction with Thunder. After considering the proposals received, the Board of Directors, on the recommendation of a special committee of the Board formed for the purposes of considering the strategic alternatives available to Thunder, entered into negotiations with Overlord, PSPIB, Infra-PSP and AcquireCo which culminated in the execution of the Arrangement Agreement last night.

**Recommendation of the Board of Directors**

After extensive consideration, the Board of Directors of TEI has concluded that the Arrangement represents the most attractive strategic alternative available to Thunder to maximize securityholder value. The Arrangement provides for a 5.3% premium to the 20-day weighted average trading price of the Units of $3.80 per Unit up to and including April 23, 2007. Thunder will continue to pay a $0.09 distribution on the Units until the closing of the Arrangement and, therefore, Unitholders will have received a total cash payment of $4.18 between this announcement and closing of the Arrangement. Under the Arrangement, holders of Debentures will receive a cash payment equal to 101% of the principal value of the Debentures, allowing the Debenture holders an opportunity to realize their return two years prior to redemption date.

The Board of Directors has unanimously determined that the Arrangement and Arrangement Agreement are in the best interests of Thunder and its securityholders. Based on the opinions of Thunder's financial advisors discussed below, the Board of Directors has unanimously determined that the Arrangement is fair, from a financial point of view, to the holders of Units. Accordingly, the Board of Directors unanimously recommends that the holders of Units, Exchangeable Shares and Debentures approve the Arrangement at the meeting planned for June 22, 2007.

**Financial Advisors**

BMO Capital Markets and Canaccord Capital Corporation have each provided the Board of Directors of TEI with a verbal opinion that, subject to review of the final document documentation, they are of the opinion, as of the date hereof, that the consideration to be received by the holders of Units under the Arrangement is fair, from a financial point of view, to the holders of Units and have agreed to deliver written opinions to that effect.

**Information Concerning PSPIB, Infra-PSP, Overlord and AcquireCo**

The Public Sector Pension Investment Board ("PSPIB") is a Canadian crown corporation established in September 1999 by Parliament by the Public Sector Pension Investment Board Act. The mandate of PSPIB is to manage employer and employee contributions made after April 1, 2000 to the Federal Public Service, the Canadian Forces and the Royal Canadian Mounted Police pension funds. It has also recently been given the mandate to manage the employer and employee contributions made after March 1, 2007 to the Reserve Force Pension Fund. The Head office of PSPIB is located in Ottawa and its principal business office is in Montreal. Infra-PSP is a wholly-owned subsidiary of PSPIB.

Overlord Financial Inc. is a Calgary based investment manager specializing in oil and gas property management, junior oil and gas structured products, high yield funds and private equity. Overlord is listed on the TSX Venture Exchange under the ticker symbol OFI.

AcquireCo is a subsidiary of Infra-PSP and Overlord.

**Forward Looking Statements**

This press release contains forward-looking statements. More particularly, this press release contains statements concerning the anticipated date for the holding of the meeting of Thunder's securityholders to consider the Arrangement, the anticipated date for the mailing of the circular related to that meeting and the anticipated date for the completion of the Arrangement. Thunder has provided these anticipated dates in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the time required to prepare meeting materials for mailing, the timing of receipt of the necessary regulatory and court approvals and the time necessary to satisfy the conditions set out in the Arrangement Agreement. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory or court approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release concerning these dates. The forward-looking statements contained in this press release are made as of the date hereof and Thunder undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

**For further information please contact:**

Stuart Keck, President & C.E.O. or Pamela Kazeil, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

END